
June 29, 2010

Greg L. Popp
President
LZG International, Inc.
455 East 400 South, #5
Salt Lake City, Utah 84111

>   **Re: LZG International, Inc.**
>   **Amendment No. 1 to Form 10**
>   **Filed June 22, 2010**
>   **File No. 000-53994**

Dear Mr. Popp:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business, page 6

1.   We note your response to comment 2 in our letter dated June 16, 2010. In light of your absence of policies and procedures governing transactions with related parties or affiliates, you should include a risk factor highlighting the uncertainty that future transactions involving related parties or affiliates will be on terms that are comparable to what could be obtained from unaffiliated third parties.

Please contact Brandon Hill, attorney-advisor, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc: Cindy Shy
Via Fascimile: (435) 673-2127